

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 10, 2008

Via U.S. mail

Lee Ann Anderson
Vice President and Senior Trust Officer
Compass Bank
2525 Ridgmar Boulevard, Suite 100
Fort Worth, Texas 76117

> **Re:** **San Juan Basin Royalty Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-08032**

Dear Ms. Anderson:

We have reviewed the response letter dated December 13, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comment

Properties, page 6

Oil and Gas Reserves, page 10

1. In comment four of our November 29, 2007 letter, we asked that you use "market prices as of the last day of the year" in the estimation of your proved reserves and the associated standardized measure instead of the monthly average. Your

response appears to have equated the monthly average with the year-end price required by FAS 69. It appears the December 31, 2006 Henry Hub gas price is $5.62/MMBTU compared to its December, 2006 average - $7.15/MMBTU. The year-end price is the one-day, spot price applicable to production on the last day of the fiscal year. This is discussed at our website, www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537 (scroll down to paragraph (h)). We repeat our prior comment four.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ronald Winfrey at (202) 551-3704 with any engineering questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: R. Winfrey
M.Duru